FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Alamos Gold Inc. (the “Company”)
Suite 2010, 120 Adelaide Street, West
Toronto, Ontario
M5H 1T1

Item 2.

Date of Material Changes

May 25, 2006

Item 3.

News Release

The news release was issued at Toronto, Ontario on May 25, 2006.

Item 4.

Summary of Material Change

The Company announced the re-election of its Board of Directors as well as the election of John F. Van De Beuken to the Board.  It also announced the grant of options to purchase 985,000 shares at a price of $8.90 per share.

Item 5.

Full Description of Material Change

The Company announced that, at its Annual General Meeting of Shareholders held on May 24, 2006, the following directors were re-elected: Alan R. Hill, John A. McCluskey, Leonard Harris, Richard W. Hughes, James M. McDonald, Brian W. Penny and Mark Wayne.  In addition, John F. Van De Beuken was elected as a director of the Company.

Mr. Van De Beuken brings to the board extensive experience in both mine development and construction. He is currently the Vice-President and Chief Operating Officer of Alamos.

Alamos also announced that the Compensation and Nomination Committee of the Board of Directors authorized the grant of 985,000 incentive stock options to its officers, directors and key managers, consultants and employees at an exercise price of $8.90 per share. The options are granted for a three-to five-year period and the grant is subject to vesting provisions.

Item 6.

Reliance on Section 7.1(2) or (3) of National Instrument 51-102

Not Applicable

Item 7.

Omitted Information

Not Applicable

Item 8.

Executive Officer

The following Executive Officer of the Company is available to answer questions regarding this report:

John A. McCluskey
President and Chief Executive Officer
416.368.9932 (ext 203)

Item 9.

Date of Report

Dated at Toronto, Ontario, this 25th day of May, 2006.